EXHIBIT (b)(4)

Schedule 2

COMMITMENTS

Credit Suisse First Boston	$642,900,000

Bank One	$142,850,000

JPMorgan Chase Bank	$142,850,000

KeyBank National Association	$142,850,000

Fleet National Bank	$142,850,000

ABN AMRO Bank	$142,850,000

Bank of America	$142,850,000

Total	$1,500,000,000